Ecopetrol announces senior management changes

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that, to strengthen the team facing the new challenges of the Company, in its board of directors meeting held on August 16, 2023, the following changes were made to the senior management of the Company:

1. María Juliana Albán Durán, Corporate Vice President of Compliance, retired on August 16, 2023.

2.       On the date hereof, the following Vice Presidents also retire:

Jaime Caballero Uribe, Corporate Vice President of Finance and Sustainable Value and

Yeimy Báez Moreno, Vice President of Low Emissions Solutions.

3.       Ernesto Gutiérrez de Piñeres, Vice President of Science, Technology and Innovation, will retire on August 31, 2023.

4.       The following persons have been appointed to the positions indicated below:

(i) Ana Milena López Rocha has been appointed to the position of as Corporate Vice President of Finance and Sustainable Value and will assume such position once she completes her onboarding process to the Ecopetrol S.A.

Ana Milena López is the current Vice President of Finance, Strategy and New Business at Cenit Transporte y Logística de Hidrocarburos, a subsidiary of Ecopetrol S.A. She is also a member of the Board of Directors of Banco Davivienda, Ocensa and Seguros Bolívar. She was General Director of Public Credit and the National Treasury, where she was in charge of local and international debt issuances of the Republic of Colombia, as well as the approval of the structuring of Public Private Partnerships at a national level. She was also in charge of the supervision of state-owned companies and was a member of the boards of directors of Ecopetrol S.A., Interconexión Eléctrica S.A. E.S.P. Isagen S.A. E.S.P. and Financiera de Desarrollo Nacional. Previously, Ana Milena López was Capital Markets Manager at Grupo Bolívar and began her career at JPMorgan in New York and London, where she was a Vice President in the Emerging Markets team. Ana Milena López is an Economist from Harvard University and holds an MBA from Columbia Business School.

(ii) David Alfredo Riaño Alarcón has been appointed as Vice President of Low Emission Solutions and will assume the position on August 18, 2023.

David Riaño Alarcón has more than 25 years of experience in the energy sector, has a degree in Electrical Engineering from Universidad de la Salle and a master's degree in Economics from Pontificia Universidad Javeriana, a master's degree in Industrial Engineering from Universidad de los Andes and an MBA from the University of Warwick. During his career, he has held positions in private and governmental organizations, where he has been responsible for leading projects in the areas of electricity generation, renewable energy sources, energy efficiency and natural gas. He was President of Transportadora de Gas Internacional (TGI), Vice President of the Colombian Association of Power Generators (ACOLGEN), Superintendent of Energy and Gas of the Superintendence of Public Services (SSPD) and Advisor to the Energy and Gas Regulatory Commission (CREG). Additionally, he has been member of the board of directors of Empresa de Energía de Cundinamarca S.A. E.S.P., Gas Natural Fenosa S.A. E.S.P., Promioriente S.A. E.S.P., Compañía Energética de Occidente S.A. E.S.P., Inversiones GLP, Calidda (Perú) and Red de Energía del Perú S.A.

5.       The following persons have been appointed as Vice Presidents:

(i) As of the date hereof, Ana María Silva Escobar, current Corporate Manager of Ethics and Compliance Affairs of the Corporate Vice-Presidency of Compliance, assumes the position as Corporate Vice-President of Compliance. Ana Maria Silva Escobar will also act as Interim Compliance Officer of Ecopetrol S.A., and will hold such position until the appointment of the Corporate Vice-President of Compliance.

(ii) On August 18, 2023, María Catalina Escobar Hoyos, current Manager of Value Maximization of the Corporate Vice-Presidency of Finance and Sustainable Value, will assume the position of Corporate Vice-President of Finance and Sustainable Value. María Catalina Escobar Hoyos will hold such position until the date in which Ana Milena López Rocha joins Ecopetrol S.A.

(iii) On September 1, 2023, Juanita Quintana Valdivieso, current Technology Commercialization Manager of the Vice-Presidency of Science, Technology and Innovation will assume the position of Interim Vice-President of Science, Technology and Innovation. Juanita Quintana Valdivieso will hold such position until a new Vice-President of Science, Technology and Innovation is appointed.

Ecopetrol S.A. thanks the outgoing vice presidents for their valuable management, their contributions to the achievements of the goals and objectives of the Ecopetrol Group and wishes them much success in their new professional challenges.

Bogota D.C., August 17, 2023

-----------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co